82-3023

GOLDEN HOPE MINES LIMITED

4 King Street West, Suite 1320
Toronto, Ontario, M5H 1B6



SEC MAIL PROCESSING
RECEIVED
JUL 03 2006
WASH. D.C.
213
SECTION

June 21, 2006



Office of International
Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549



06014850

SUPPL

Dear Sirs:

Reference: Golden Hope Mines Limited – File No. ~~82-4991~~

Please find attached copy of our news release of even date, as required pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934. This release has been disseminated via Stockwatch and Market News.

Yours very truly,

GOLDEN HOPE MINES LIMITED

Debra Chapman
Assistant Secretary

PROCESSED
JUL 05 2006
THOMSON
FINANCIAL

/dc

Encl.

dw 7/5

File No. 82-4991

GOLDEN HOPE MINES LIMITED

4 King Street West, Suite 1320
Toronto, Ontario, M5H 1B6

TSX Venture Exchange – GNH
S.E.C. Exemption: 12(g)3-2(b)

GOLDEN HOPE GRANTS OPTIONS

June 21, 2006

Golden Hope Mines Limited has granted stock options to purchase a total of 1,350,000 common shares in its capital stock to directors and officers and 1,920,000 to consultants and service providers. The options are exercisable at a price of $0.15 per share and expire June 21, 2007. Shares issuable upon exercise of the stock options are subject to a 4 month TSX Venture Exchange hold period commencing on the date the stock options are granted. The Company currently has 32,115,465 common shares issued and outstanding.

The closing price of the Company's shares on June 19, 2006 was $0.13.

The above is subject to acceptance by the TSX Venture Exchange.

ON BEHALF OF THE BOARD

"Debra Chapman"

DEBRA CHAPMAN
Assistant Corporate Secretary

For further information, contact Peter H. Smith, Ph.D., P.Eng.: (514) 481-3172 or Visit www.goldenhopemines.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.